LIMITED POWER OF ATTORNEY


      Dr. John Saw hereby makes and appoints Broady R. Hodder,
Vice President and General Counsel of Clearwire Corporation, to act as his true and lawful attorney, for himself, and in his name, place and stead, to sign on his behalf any and all reports to be filed with the U.S. Securities and Exchange Commission pursuant to
Section 16 of the Securities Exchange Act of 1934, as amended.




/s/ Dr. John Saw
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Dr. John Saw